Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Fourth Quarter 2022

February 16, 2023

Hamilton, Bermuda, February 16, 2023 - Golden Ocean Group Limited (NASDAQ/OSE: GOGL) (the “Company” or “Golden Ocean”), the world's largest listed owner of large size dry bulk vessels, today announced its unaudited results for the three and twelve months period ended December 31, 2022.

Highlights

▪	Net income of $68.2 million and earnings per share of $0.34 for the fourth quarter of 2022 compared with net income of $104.6 million and earnings per share of $0.52 for the third quarter of 2022
▪	Adjusted EBITDA[1] of $112.4 million for the fourth quarter of 2022, compared with $118.2 million for the third quarter of 2022
▪
Reported TCE[2] rates for Capesize and Panamax/Ultramax vessels of $21,399 per day and $18,992 per day, respectively, in the fourth quarter of 2022. Reported TCE rate for the total fleet of $20,421 per day

▪
Entered into agreements to acquire six modern Newcastlemax vessels for a total consideration of $291 million from an unrelated third party. The vessels will be chartered back to the seller for a period of 36 months at an average net TCE rate of $21,000 per day

▪	Entered into a $250 million facility refinancing 20 Capesize and Panamax vessels at highly attractive terms
▪	Completed the sale of the 2008 and 2009 built Panamax vessels Golden Ice and Golden Strength, at attractive prices
▪	Entered into agreements to purchase three scrubbers to be installed on certain Capesize vessels due for drydock in 2023
▪	Acquired an aggregate of 462,085 shares in open market transactions under the share buy-back program
▪	Estimated TCE rates, inclusive of charter coverage, calculated on a load-to-discharge basis are approximately:
▪	$13,150 per day for 63% of Capesize available days and $14,900 per day for 73% of Panamax available days for the first quarter of 2023.
▪	$21,100 per day for 19% of Capesize available days and $17,900 per day for 14% of Panamax available days for the second quarter of 2023.
▪
Announced a cash dividend of $0.20 per share for the fourth quarter of 2022, payable on or about March 9, 2023 to shareholders of record on February 28, 2023. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about March 13, 2023

Ulrik Andersen, Chief Executive Officer, commented:

“On a challenging macroeconomic backdrop, Golden Ocean delivered another strong result in the fourth quarter of 2022. The result was driven by the superior efficiency of Golden Ocean's modern fleet, as well as our active chartering strategy. We continue our fleet renewal strategy of selling older inefficient tonnage and recycling the cash proceeds into modern tonnage. Since our third quarter release, we sold two older Panamax vessels and acquired six modern Newcastlemax vessels. It means that since 2021, we have divested 11 vessels and acquired or contracted 34 vessels.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	2

Combined with a continuous focus on improving our daily cash break-even levels, we have delivered on our commitment to return value to our shareholders through dividends and share repurchases. Looking ahead, we continue to have a positive view on dry bulk fundamentals given the expected boost in demand from China’s discontinuation of the zero covid policy combined with highly favorable supply-side dynamics. ”

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	3

Fleet Development & Performance

As of the date of this report, the Company's fleet consists of 93 vessels, including ten newbuildings, with an aggregate capacity of approximately 13.4 million deadweight tonnes ("dwt"). The Company's fleet consists of:

a.	74 vessels owned by the Company (48 Capesize and 26 Panamax vessels);
b.	Eight Capesize vessels chartered in on long-term leases with profit-sharing arrangements;
c.	One Ultramax vessel chartered in; and
d.	Ten 85,000 dwt Kamsarmax vessels on order.

In November 2022, the Company entered into an agreement to sell two Panamax vessels, Golden Ice and Golden Strength, built in 2008 and 2009, respectively, to an unrelated third party for an aggregate sales price of $30.3 million. Golden Ice was delivered to its new owner in December 2022, at which time the Company recorded a gain of approximately $2.8 million. Golden Strength was delivered to its new owner in January 2023, and the Company expects to record a gain of approximately $2.7 million in the first quarter of 2023. Over the past 24 months, Golden Ocean has sold 11 older vessels, generating aggregate proceeds net of debt repayments and commissions of $126.6 million.

In February 2023, the Company entered into an agreement to acquire six modern 208,000 dwt vessels equipped with exhaust gas cleaning systems, or scrubbers, for a total consideration of $291 million. The newly-acquired vessels have an average age of approximately 2.5 years and will be chartered back to their former owner, an unrelated third party, for approximately 36 months at an average net TCE rate of just above $21,000 per day.

As of the date of this report, the Company had ten vessels under construction and outstanding contractual commitments of $241.7 million due by the first quarter of 2025.

Five drydocks are planned in the first quarter of 2023 of which one have been completed at the date of this report.

The Company’s estimated TCE rates for the first quarter of 2023 are $13,150 per day for 63% of available days for Capesize vessels and $14,900 per day for 73% of available days for Panamax vessels. These estimates are forward looking statements and are based on time charter contracts entered by the Company as well as current spot fixtures on the load-to-discharge method, whereby revenue is recognized on a straight-line basis over the voyage from the commencement of loading to the completion of discharge. The actual TCE rates to be earned will depend on the number of contracted days as well as the number of ballast days at the end of the period when a vessel is sailing without cargo. According to the load-to-discharge accounting method, the Company will not be able to recognize revenue for any ballast days or uncontracted days at the end of the first quarter of 2023. At the same time, expenses for uncontracted days cannot be deferred and will be recognized.

Golden Ocean has, in the second quarter of 2023, secured 19% of total days at an average rate of $21,100 per day for Capesize vessels and 14% of total days for Panamax vessels at an average rate of $17,900 per day.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	4

Corporate Development

During the fourth quarter of 2022, the Company acquired an aggregate of 400,000 shares in open market transactions under its share buy-back program. The shares were acquired on the Oslo Stock Exchange and on the Nasdaq Global Select Market at an aggregate purchase price of $3.3 million. As of the date of this report, the Company has repurchased a total of 462,085 shares under its share buy-back program.

In the fourth quarter of 2022, the Company entered into agreements to purchase three scrubbers to be installed on three of its Capesize vessels due for drydock in 2023.

In January 2023, the Company signed a loan agreement for a $250.0 million credit facility with a group of leading shipping banks to refinance debt secured by 20 Capesize and Panamax vessels. The new financing has an interest rate of Secured Overnight Financing Rate (“SOFR”) plus 185 basis points, which, based on the historical spread between London Interbank Offered Rate (“LIBOR”) and SOFR reference rates, corresponds to a LIBOR-based credit margin of around 160 basis points. The refinancing will further improve  the Company’s industry-low daily cash break even rate.

In February 2023, the Company received credit approvals for a new two-year $233 million credit facility, which will be secured by the six newly-acquired vessels and two unencumbered vessels. The facility is subject to customary satisfactory documentation.

The Company announced today a cash dividend of $0.20 per share for the fourth quarter of 2022, which is payable on or about March 9, 2023, to shareholders of record on February 28, 2023. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about March 13, 2023.

Fourth Quarter 2022 Results

Fourth quarter 2022 Income Statements

The Company reported net income of $68.2 million and basic earnings per share of $0.34 for the fourth quarter of 2022, compared with net income of $104.6 million and basic earnings per share of $0.52 for the third quarter of 2022.

Adjusted EBITDA was $112.4 million for the fourth quarter of 2022, a decrease of $5.8 million from $118.2 million for the third quarter of 2022.

Operating revenues were $249.6 million in the fourth quarter of 2022, a decrease of $32.4 million from $282 million in the third quarter of 2022 primarily due to the decrease in realized TCE rates in the fourth quarter of 2022.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	5

The Company achieved an average TCE rate for the fleet of $20,421 per day in the fourth quarter of 2022 compared to $23,017 per day in the third quarter of 2022. Two vessels were in drydock during the fourth quarter of 2022 compared to six vessels in drydock during the third quarter of 2022, resulting in a decrease in off-hire days from 272 days in the third quarter of 2022 to 120 days in the fourth quarter of 2022. Voyage expenses decreased by $17.3 million to $69.2 million compared to the third quarter of 2022, primarily due to decreases in bunker prices and commissions paid.

Gain from sale of vessels of $2.8 million was recorded in the fourth quarter of 2022 related to the sale of Golden Ice. Gain from sale of vessels of $21.9 million was recorded in the third quarter of 2022 related to the sales of Golden Cecilie and Golden Cathrine.

Ship operating expenses amounted to $58.1 million in the fourth quarter of 2022 compared with $59.3 million in the third quarter of 2022. In the fourth quarter of 2022, ship operating expenses mainly consisted of $46.2 million in running and other sundry expenses (compared with $46.7 million of running expenses in the third quarter of 2022), $3.4 million in drydocking expenses (compared with $6.2 million in the third quarter of 2022), $2.8 million in various energy saving initiatives and digitalization expenses (compared with $2.0 million in the third quarter of 2022) and $5.7 million in estimated ship operating expenses on time charter-in contracts (compared with $4.0 million in the third quarter of 2022). Running expenses mainly consisted of crew costs, repair and maintenance, spares and insurance.

Charter hire expenses were $12.5 million in the fourth quarter of 2022 compared with $19.2 million in the third quarter of 2022. The decrease in charter hire expenses was mainly due to the decrease in market rates in the period.

Administrative expenses amounted to $5.0 million in the fourth quarter of 2022 compared with $4.8 million in the third quarter of 2022. Depreciation was $32.4 million in the fourth quarter of 2022, largely unchanged compared with the third quarter of 2022.

Net interest expense increased to $17.6 million in the fourth quarter of 2022 from $14.4 million in the third quarter of 2022, primarily due to an increase in SOFR and LIBOR reference rates during the period.

In the fourth quarter of 2022, the Company recorded a $2.7 million net gain on derivatives, which was mostly related to a $2.0 million gain on USD interest rate swaps.

The Company recorded a gain from associated companies of $7.8 million in the fourth quarter of 2022, related to gains from its investments in TFG Marine Pte. Ltd ("TFG"), United Freight Carriers LLC ("UFC") and SwissMarine Pte. Ltd. ("SwissMarine").

Full year 2022 Income Statements

Net income for the year ended December 31, 2022, was $461.8 million compared with a net income of $527.2 million for the year ended December 31, 2021. In 2022, net operating income was $435.1 million compared with a net operating income of $513.6 million in the prior year. The decrease was mainly driven by the decrease in achieved TCE rates from $27,582 in twelve months of 2021 to $24,262 in twelve months of 2022. Total other financial income of $27.1 million in 2022 increased by $13.1 million from $14.0 million in 2021, primarily due to an increase in gain from investments in associated companies of $16.3 million and an increase in mark-to-market gains from financial instruments of $9.5 million, partially offset by increase in net interest expense of $14.5 million.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	6

Fourth quarter 2022 Cash Flow Statements and Balance Sheet as of December 31, 2022

As of December 31, 2022, the Company had cash and cash equivalents of $138.1 million, including restricted cash balances of $3.3 million, representing an increase of $5.8 million compared with September 30, 2022. In addition, the Company had $100.0 million in undrawn available capacity under its revolving credit facilities.

During the fourth quarter of 2022, cash provided by operating activities amounted to $125.6 million, which included a positive working capital change of $37.1 million and dividends received from associates of $2.2 million.

For the fourth quarter of 2022, total net cash used in investing activities was $5.5 million and was primarily related to $16.8 million in installment payments for newbuilding contracts and $1.6 million in other capitalized newbuilding costs, partly offset by $14.3 million in net proceeds from the sale of Golden Ice.

Net cash used in financing activities was $114.3 million in the fourth quarter of 2022. This included $23.2 million in scheduled debt repayments and $6.1 million of scheduled finance leases repayments. In connection with the sale of Golden Ice and Golden Strength, $11.4 million in related debt was repaid in the fourth quarter of 2022. Additionally, the Company recorded dividend payments of $70.3 million in the fourth quarter of 2022. Payments related to share repurchases were $3.3 million in the fourth quarter of 2022.

As of December 31, 2022, the book value of long-term debt was $1,120.9 million, including the current portion of long-term debt of $92.9 million. The book value of finance lease obligations was $106.0 million, including the current portion of finance lease obligations of $18.4 million.

The Dry Bulk Market

During the fourth quarter of 2022, dry bulk rates rebounded slightly as the impact of the ongoing economic slowdown was partially blunted by increased coal volumes. The European Union ban on Russian imports and a global focus on energy security added to the sailing distances for the average cargo. High fuel prices also continued to impact the dry bulk market, which was reflected in historically low average sailing speeds as well as the significant premium in average time charter equivalent rates earned by modern, fuel-efficient vessels compared to older vessels.

In the fourth quarter of 2022, global dry bulk fleet utilization (calculated as total tonne-mile demand divided by total available fleet capacity) was 86.6%, unchanged from the prior quarter, according to Maritime Analytics. Total seaborne transportation of dry bulk goods was 1,192 mt in the fourth quarter of 2022, representing a 0.6% decrease from 1,198 mt in the third quarter of 2022 and a 0.8% decrease from 1,201 mt in the fourth quarter of 2021.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	7

Global steel production continued to decline in the fourth quarter of 2022 due to the broader economic slowdown, high energy prices and accelerating inflation. Chinese steel production, which represented 55% of global steel production in 2022, decreased by 8.0% in the fourth quarter of 2022 compared to the prior quarter as steel mills reduced output in response to falling demand as well as the government’s directive to cap emissions from the sector. Chinese iron ore imports decreased by 0.9% in the fourth quarter of 2022 compared to the prior quarter, but increased by 0.4% compared to the already-elevated import levels in the fourth quarter of 2021. Also, in November 2022, the Chinese government released plans to bolster the domestic real estate market and ease its “Zero-COVID” policy, the latter of which was effected in December 2022. Meanwhile, Indian steel production growth remained steady, with production increasing by 2.8% in the fourth quarter of 2022 compared to the fourth quarter of 2021, as the Indian government targets to double steel production capacity by 2030.

Global coal imports decreased by 4.5% in the fourth quarter of 2022 compared to the third quarter of 2022 as many importing countries increased stockpiles in the prior quarter as the war in Ukraine continued. However, the coal trade has been significantly impacted by sanctions imposed on Russian coal that have resulted increased tonne-mile demand, offsetting the impact of the decline in imports. European coal imports increased by 6.2% compared to the third quarter of 2022 as the continent worked to secure energy production. Additionally, Chinese coal imports increased by 3.0% in the same period as the Chinese government ordered coastal power plants to stock up ahead of the winter. According to Maritime Analytics, thermal coal demand is forecast to increase at a growth rate of 7.2% and 4.5% in 2023 and 2024, respectively.

Transportation of essential agribulks, which represented 12.2% of total seaborne volumes in the fourth quarter of 2022, increased by 0.3% compared to the third quarter of 2022 and were essentially flat compared to the fourth quarter of 2021. Maritime Analytics expect global argibulk demand growth to rebound sharply by 6.5% in 2023 and grow a further 5.2% in 2024. Trade of other minor bulks increased by 4.0% compared to the third quarter of 2022 and by 1.6% compared to the fourth quarter of 2021, despite the disruption of exports of various minor bulks from Ukraine and Russia. The war in Ukraine has also increased sailing distances for both agribulk and minor bulk cargoes.

The global fleet of dry bulk vessels amounted to 972.0 million dwt at the end of the fourth quarter of 2022, absorbing a net increase of 5.6 million dwt in the quarter, a decrease compared to 6.4 million dwt in each of the third quarter of 2022 and the third fourth of 2021. Port congestion did not materially impact effective fleet capacity in the fourth quarter of 2022, as average days spent waiting in port for Capesize and Panamax vessels were unchanged from the prior quarter and in line with historical levels. Newbuilding ordering increased slightly from the prior quarter, but remained at relatively low levels, with 5.8 million dwt of vessels ordered. The orderbook as a percentage of the global fleet stood at 7.5% at quarter-end, a decrease from 8.4% as of the start of 2022 and an average of 27.6% over the last 20 years. The orderbook is presently at the lowest level in 30 years.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	8

Strategy and Outlook

While macroeconomic conditions and seasonal effects impact the current freight market sentiment, expectations of declining inflation and an improved growth outlook have begun to emerge. Core inflation, which excludes more volatile energy and food prices, may not yet have peaked in many countries, but the pace of inflation has begun to decelerate. Additionally, China’s sudden re-opening is expected to lead to a rapid rebound in activity and consumption. More importantly, supply-side dynamics are as positive as they have been for decades.

The International Monetary Fund ("IMF") forecasts global GDP to grow by 2.9% in 2023, an upwards revision from the prior forecast of 2.7%, increasing to 3.1% in 2024. Growth forecasts for the emerging Asian economies have also been revised upwards to 5.3% from 4.9% in 2023, and a new forecast of 5.2% GDP growth for 2024 was recently introduced. Notably, India's GDP is forecast to grow by 6.1% and 6.8% in 2023 and 2024, respectively. Inflation is expected to decrease to 6.6% and 4.3% in 2023 and 2024, respectively, according to the IMF. China and India are expected to account for half of global GDP growth in 2023. The revised forecasts remain healthy by historical standards at approximately the 20-year average and should support steady baseline dry bulk commodity demand.

Global tonne-mile demand is forecast to increase by 3.8% in each of 2023 and 2024, according to Maritime Analytics. This compares favorably to a 0.9% decrease in tonne-mile demand in 2022. Market conditions are expected to gradually improve over the course of 2023 as China’s re-opening takes hold. It is expected that a global rebound will begin to take shape in the second half of 2023 and carry into 2024 and beyond. There is of course uncertainty about near-term outcomes, and the pace of post-COVID normalization of Chinese demand is a primary factor we are monitoring closely.

There is far more certainty with respect to the outlook for fleet supply, which is decidedly positive. An orderbook at a 30-year low as a percentage of the operating fleet is highly supportive of expectations for an improving freight market. After growing by 2.8% in 2022 and by approximately 4.2% per year on average over the last decade, the global dry bulk fleet is forecast to grow by 3.0% in 2023 and just 1.9% in 2024, well below organic replacement levels.

In 2022, just 13.9 million dwt of new Capesize and Panamax vessels have been ordered, representing less than 2.3% of the global fleet as of the start of the year. Although newbuilding prices declined quarter-over-quarter, they remain elevated in an historical perspective and strong forward cover at shipyards is leaving little capacity for new orders with deliveries before 2026. The Company does not anticipate a dramatic surge in newbuilding orders given the historically high newbuilding prices, scarcity of competitive financing, capacity limits on shipyards and question marks over truly futureproof technology.

The introduction of the Energy Efficiency Existing Ship Index, or EEXI, by the International Maritime Organization, along with the mandated reporting of the annual carbon intensity indicator, CII, is expected to have a significant impact on effective fleet supply. Most vessels built before 2014 will have limited options to meet the EEXI standards aside from reducing their sailing speeds. Additionally, since the majority of the global fleet is still using conventional bunker fuel, many vessel owners will be forced to either pay carbon tax, incur higher fuel prices or stay within limited trading routes. This gives further potential for early retirement of less efficient vessels that cannot meet the new standards. Indeed, it is estimated that compliance with EEXI and CII could reduce effective fleet supply by up to 2.5% in each of 2023 and 2024.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	9

In the current market environment, modern, fuel-efficient vessels and vessels fitted with scrubbers are earning a substantial premium compared to older tonnage due to elevated fuel prices and fuel spreads. The Company continues to execute on its strategy to divest older tonnage as we are approaching the deliveries under the newbuilding program. With a best-in-class fleet focused exclusively on the large vessel classes, Golden Ocean is well-positioned against this backdrop. As the largest listed owner of large-size dry bulk vessels, with an average age of approximately 6.2 years including newbuilding vessels, the Company enjoys significant competitive advantages. Additionally, 48% of the Company's vessels, inclusive of newbuildings and recently-acquired vessels, based on dwt, will be equipped with scrubbers, furthering Golden Ocean’s leading market position.

Golden Ocean has been able to generate strong cash flows amid challenging market conditions due to its industry-leading cash breakeven levels and fleet efficiency and its active approach to chartering its fleet. The Board of Directors remains committed to returning value to its shareholders through dividends. While the amount and timing of any future dividend payments will be based on Company's results, investment opportunities and the prevailing market conditions, the Company intends to distribute a significant portion of its earnings. In the meantime, the Company is closely monitoring macro-economic factors and potential impacts on the dry bulk trades and expects the market environment to be softer into the end of the first half of 2023 before recovering over the course of the year and further strengthening in 2024 as demand continues to recover and fleet growth slows.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
February 16, 2023

Questions should be directed to:
Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+ 47 22 01 73 40

Peder Simonsen: Chief Financial Officer, Golden Ocean Management AS
+ 47 22 01 73 40

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	10

Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company is taking advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. This earnings report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

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In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements, include among other things: the Company’s future operating or financial results; the Company’s continued borrowing availability under its debt agreements and compliance with the covenants contained therein; the Company’s ability to procure or have access to financing, the Company’s liquidity and the adequacy of cash flows for the Company’s operations; the Company’s ability to successfully employ its existing and newbuilding dry bulk vessels and replace its operating leases on favorable terms, or at all; changes in the Company’s operating expenses and voyage costs, including bunker prices, fuel prices (including increases costs for low sulfur fuel), dry docking, crewing and insurance costs; the Company’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of the Company’s vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue); planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; risks associated with vessel construction; the Company’s expectations regarding the availability of vessel acquisitions and its ability to complete acquisition transactions planned; vessel breakdowns and instances of off-hire; potential differences in interest by or among certain members of the Company’s board of directors, or the Board, executive officers, senior management and shareholders; potential liability from pending or future litigation; potential exposure or loss from investment in derivative instruments; general dry bulk shipping market trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the dry bulk shipping industry, including the market for the Company’s vessels and the number of newbuildings under construction; the strength of world economies; stability of Europe and the Euro; central bank policies intended to combat overall inflation and the rising interest rates and foreign exchange rates; changes in seaborne and other transportation; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, climate-related (acute and chronic), damage to storage or receiving facilities, political instability, terrorist attacks, piracy or international hostilities, including the ongoing aggression between Russia and Ukraine; the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance practices; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F for the year ended December 31, 2021.

The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	12

INTERIM FINANCIAL INFORMATION

FOURTH QUARTER 2022

Index
Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	13

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations

(in thousands of $, except per share data)	Three months ended December 31, 2022	Three months ended September 30, 2022	Three months ended December 31, 2021	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021
Operating revenues
Time charter revenues	122,779	125,776	209,677	593,795	603,959
Voyage charter revenues	126,626	155,614	171,971	518,398	597,812
Other revenues	153	659	160	1,263	1,410
Total operating revenues	249,558	282,049	381,808	1,113,456	1,203,181
Gain from disposal of vessels	2,812	21,856	4,928	34,185	9,788
Other operating income (expenses)	—	—	(6,358)	(413)	(2,008)

Operating expenses
Voyage expenses and commissions	69,189	86,460	68,942	278,550	252,865
Ship operating expenses	58,100	59,336	57,622	225,971	208,894
Charter hire expenses	12,544	19,179	11,247	57,406	89,559
Administrative expenses	4,965	4,787	4,827	20,375	18,149
Impairment loss on vessels	—	—	—	—	4,187
Depreciation	32,394	32,477	33,354	129,839	123,699
Total operating expenses	177,192	202,239	175,992	712,141	697,353

Net operating income	75,178	101,666	204,386	435,087	513,608
Other income (expenses)
Interest income	1,326	725	154	2,345	484
Interest expense	(18,963)	(15,131)	(10,509)	(56,248)	(39,909)
Gain on derivatives	2,699	11,391	1,211	39,968	30,465
Equity results of associated companies	7,773	5,900	9,875	40,793	24,482
Other financial items	474	49	(990)	281	(1,523)
Net other income (expenses)	(6,691)	2,934	(259)	27,139	13,999
Net income before income taxes	68,487	104,600	204,127	462,226	527,607
Income tax expense	279	35	309	379	389
Net income	68,208	104,565	203,818	461,847	527,218
Per share information:
Earnings per share: basic	$0.34	$0.52	$1.02	$2.30	$2.74
Earnings per share: diluted	$0.34	$0.52	$1.01	$2.29	$2.73

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	14

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of $)	As of December 31, 2022	As of September 30, 2022	As of December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	134,784	129,270	197,032
Restricted cash	3,289	2,985	12,985
Other current assets	161,074	192,090	159,373
Total current assets	299,147	324,345	369,390
Vessels and equipment, net	2,665,785	2,718,422	2,880,321
Vessels held for sale	12,542	—	—
Newbuildings	91,898	73,583	35,678
Finance leases, right of use assets, net	83,589	87,356	98,535
Operating leases, right of use assets, net	15,646	27,330	19,965
Other long-term assets	88,684	93,475	50,288
Total assets	3,257,291	3,324,511	3,454,177

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	92,865	94,460	105,864
Current portion of finance lease obligations	18,387	18,106	21,755
Current portion of operating lease obligations	5,546	14,754	13,860
Other current liabilities	94,830	103,191	106,594
Total current liabilities	211,628	230,511	248,073
Long-term debt	1,027,991	1,060,001	1,156,481
Non-current portion of finance lease obligations	87,588	92,241	105,975
Non-current portion of operating lease obligations	13,051	19,481	14,907
Total liabilities	1,340,258	1,402,234	1,525,436
Equity	1,917,033	1,922,277	1,928,741
Total liabilities and equity	3,257,291	3,324,511	3,454,177

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	15

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements

(in thousands of $)	Three months ended December 31, 2022	Three months ended September 30, 2022	Three months ended December 31, 2021	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021
Net income	68,208	104,565	203,818	461,847	527,218
Adjustments to reconcile net income to net cash provided by operating activities;
Gain from disposal of vessels	(2,812)	(21,856)	(4,928)	(34,185)	(9,788)
Depreciation	32,394	32,477	33,354	129,839	123,699
Impairment loss on vessels	—	—	—	—	4,187
Dividends from associated companies	2,150	6,626	—	16,273	—
Equity results from associated companies	(7,773)	(5,900)	(9,875)	(40,793)	(24,482)
Amortization of time charter party out contracts	—	—	804	—	1,859
Mark to market value on derivatives	(50)	(12,975)	(6,230)	(39,496)	(19,435)
Other, net	(3,633)	707	(1,115)	(2,687)	(5,434)
Change in operating assets and liabilities	37,121	(4,963)	3,328	12,589	(37,426)
Net cash provided by operating activities	125,605	98,681	219,156	503,387	560,398
Investing activities
Additions to vessels and right of use assets	(1,486)	(1,275)	(2,795)	(5,003)	(292,539)
Additions to newbuildings	(18,386)	(23,915)	(36,015)	(56,028)	(152,460)
Repayments of loans receivable from related parties	—	—	—	5,350	—
Proceeds from sale of vessels	14,333	61,740	36,360	127,552	54,012
Other investing activities, net	2	2	2	945	963
Net cash provided by (used in) investing activities	(5,537)	36,552	(2,448)	72,816	(390,024)
Financing activities
Repayment of long-term debt	(34,583)	(43,986)	(90,727)	(417,217)	(628,900)
Proceeds from long-term debt	—	—	—	275,000	497,975
Net proceeds from share distributions	—	—	—	828	636
Debt fees paid	—	—	(34)	(2,750)	(4,466)
Net proceeds from share issuance	—	—	—	—	352,225
Dividends paid	(70,310)	(120,531)	(170,370)	(471,676)	(320,692)
Share repurchases	(3,273)	—	—	(3,273)	—
Repayment of finance leases	(6,084)	(6,782)	(8,022)	(29,059)	(32,237)
Net cash used in financing activities	(114,250)	(171,299)	(269,153)	(648,147)	(135,459)
Net change	5,818	(36,066)	(52,445)	(71,944)	34,915
Cash, cash equivalents and restricted cash at start of period	132,255	168,321	262,462	210,017	175,102
Cash, cash equivalents and restricted cash at end of period	138,073	132,255	210,017	138,073	210,017

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	16

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(in thousands of $, except for the share data)	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021
Number of shares outstanding
Balance at beginning of period	200,435,621	143,327,697
Shares issued	—	56,917,924
Repurchase of shares	(400,000)	—
Distribution of treasury shares	450,000	190,000
Balance at end of period	200,485,621	200,435,621
Share capital
Balance at beginning of period	10,061	7,215
Shares issued	—	2,846
Balance at end of period	10,061	10,061
Treasury shares
Balance at beginning of period	(4,309)	(5,386)
Share purchased	(3,273)	—
Share distribution	2,568	1,077
Balance at end of period	(5,014)	(4,309)
Additional paid in capital
Balance at beginning of period	285	979
Shares issued	—	349,379
Stock option expense	566	620
Transfer to contributed surplus	—	(350,671)
Other	—	(22)
Balance at end of period	851	285
Contributed capital surplus
Balance at beginning of period	1,762,649	1,732,670
Distributions to shareholders	(180,392)	(320,692)
Transfer from additional paid in capital	—	350,671
Balance at end of period	1,582,257	1,762,649
Accumulated earnings (deficit)
Balance at beginning of period	160,055	(366,722)
Distributions to shareholders	(291,284)	—
Distribution treasury shares	(1,740)	(441)
Net income	461,847	527,218
Balance at end of period	328,878	160,055
Total equity	1,917,033	1,928,741

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	17

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market ("Nasdaq") with a secondary listing on the Euronext Oslo Stock Exchange (the "OSE").

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission on March 24, 2022.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2021.

3. Earnings per share

Basic earnings per share amounts for the three and twelve months ended December 31, 2022, are based on the weighted average number of shares outstanding of 200,767,687 and 200,684,525, respectively. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

As of December 31, 2022, total outstanding share options were 650,000, which for the three and twelve months ended December 31, 2022, were dilutive under the treasury stock method by 566,464 and 503,047 shares, respectively.

4. Vessels and equipment, net and vessels held for sale

In February 2022, the Company entered into an agreement to sell three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour, to an unrelated third party for an aggregate sale price of $52.0 million. In April and May 2022, the three Panamax vessels were delivered to their new owner. The Company recorded a gain of $9.5 million from the sale in the second quarter of 2022.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	18

In June 2022, the Company entered into an agreement to sell two Ultramax vessels, Golden Cecilie and Golden Cathrine, to an unrelated third party for an aggregate sale price of $63.0 million. The vessels were delivered to their new owner in the third quarter of 2022. The Company recorded a gain of $21.9 million from the sale upon delivery of vessels.

In November 2022, the Company entered into an agreement to sell two Panamax ice class vessels, Golden Ice and Golden Strength to an unrelated third party for an aggregate sale price of $30.3 million. The Golden Ice was delivered to its new owner in December 2022, while the Golden Strength was delivered to its new owner in January 2023. As such, as of December 31, 2022, the Golden Strength has been classified as Vessels held for sale.

In the fourth quarter of 2022, the Company recorded a gain of $2.8 million relating to the sale of Golden Ice delivered in December 2022.

5. Newbuildings

As of December 31, 2022, the Company had capitalized costs of $91.9 million relating to construction contracts for ten Kamsarmax newbuildings.

6. Leases

As of December 31, 2022, the Company had 9 vessels chartered-in long-term where the Company is the lessee. Seven of eight vessels chartered in from SFL Corporation Ltd. (NYSE: SFL) (“SFL”), a related party, were classified as finance leases. For the twelve months ended December 31, 2022, the Company made a total repayment of $29.1 million to SFL in connection with these leases.

In May 2022, the Company suspended time charter agreements with respect to two vessels (Admiral Schmidt and Vitus Bering) and redelivered those vessels to their owners, where the Company understands that those vessels were financed by owners as part of a sale-leaseback arrangement with a Russian-state owned entity. The charterparty agreements remain unchanged and stay in force. However, due to currently existing uncertainty, right of use assets, right of use liabilities and other contract related assets were written off through charter hire expense in the total net amount of $2.0 million.

In the third quarter of 2022, the Company exercised the option to extend the charter for the Ultramax vessel Golden Hawk for one year at a daily rate of $14,200.

As of December 31, 2022, the Company’s book value of finance lease obligations was $106.0 million, including the current portion of $18.4 million.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	19

7. Equity securities

The Company has an investment in Eneti Inc., a company engaged in marine based renewable energy and listed on the New York Stock Exchange (NYSE: NETI) (“Eneti”). In the fourth quarter of 2022, the Company recognized a gain of $0.7 million based on the increase of Eneti’s share price. The mark to market gain is reported under other financial items in the Company’s interim condensed consolidated statements of operations.

The Company has an equity investment of 16.4% of the shares in SwissMarine Pte. Ltd. ("SwissMarine"), a dry bulk freight operator. The Company’s ownership in SwissMarine was diluted in the first quarter of 2022 from 17.5% to 16.4%. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $51.4 million as of December 31, 2022.

For the three and twelve months ended December 31, 2022, the Company recorded equity in earnings of SwissMarine of $2.4 million and $22.4 million respectively. During 2022, the Company received dividends from SwissMarine totaling $9.8 million, which was recorded as a reduction of investments. In addition, a subordinated shareholder loan of $5.4 million was fully repaid by SwissMarine to the Company in the first quarter of 2022.

The Company has an equity investment of 10% of the shares in TFG Marine Ltd (“TFG”), a bunkering procurement joint venture company between Golden Ocean, Frontline plc and Trafigura Pte Ltd. The Company has also provided a shareholder loan of $0.9 million to TFG with a five-year term, maturing in 2024. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $9.8 million as of December 31, 2022.

The Company has an equity investment of 50% of the shares in United Freight Carriers LLC (“UFC”), a dry cargo vessel operator and logistics service provider. The Company accounts for this investment under the equity method. During 2022, the Company received dividends from UFC totaling $6.4 million, which were recorded as a reduction of investments, and the book value of the investment amounted to $4.2 million as of December 31, 2022.

8. Long-term debt

As of December 31, 2022, the Company’s book value and outstanding principal of long-term debt was $1,120.9 million and $1,131.5 million, respectively. The current portion of long-term debt was $92.9 million.

In May 2022, the Company signed a loan agreement for a $275.0 million credit facility with a group of leading shipping banks to refinance debt secured by 14 Capesize vessels. The new financing has an interest rate of Secured Overnight Financing Rate (“SOFR”) plus 190 basis points, which, based on the historical spread between London Interbank Offered Rate (“LIBOR”) and SOFR reference rates corresponds to a LIBOR based credit margin of around 165 basis points. The new facility was fully drawn in the second quarter of 2022, thereby fully refinancing the outstanding amount of $265.6 million.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	20

9. Share capital

As of December 31, 2022, the Company had 201,190,621 issued and 200,485,621 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 705,000 shares in treasury.

During the fourth quarter of 2022, the Company acquired an aggregate of 400,000 shares in open market transactions under its share buy-back program. The shares were acquired on the OSE and on Nasdaq at an aggregate purchase price of $3.3 million.

In the fourth quarter of 2022, the Company paid an aggregate of $70.3 million, or $0.35 per share in dividends to its shareholders related to its third quarter 2022 results.

10. Related party transactions

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6, "Leases", the Company leased eight vessels from SFL during the fourth quarter of 2022.

In addition to charter hire for the eight vessels leased from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

With reference to Note 7, "Equity securities", in January 2022 SwissMarine fully repaid the outstanding shareholder loan of $5.4 million to the Company. The outstanding balance of the shareholder loan to TFG as of December 31, 2022, amounts to $0.9 million.

Pursuant to its agreement with TFG, the Company paid $202.0 million for bunker procurement in 2022. As of December 31, 2022, amounts payable to TFG totaled $9.2 million.

11. Commitment and contingencies

As of December 31, 2022, the Company had ten vessels under construction and outstanding contractual commitments of $255.6 million due by the first quarter of 2025. Contractual commitments will be financed through proceeds from sale of vessels, operating cash flows and debt financing to be established closer to the delivery of the newbuildings.

As of December 31, 2022, the Company had committed to install scrubbers on three vessels with an estimated remaining financial commitment of $1.2 million, excluding installation costs.

With reference to Note 7, "Equity securities", the Company has a $30.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with TFG. As of December 31, 2022, there is no exposure under this guarantee.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	21

12. Subsequent events

In January 2023, the Panamax vessel Golden Strength was delivered to its new owner.

In January 2023, the Company signed a loan agreement for a $250.0 million credit facility with a group of leading shipping banks to refinance debt secured by 20 Capesize and Panamax vessels. The new financing has an interest rate of Secured Overnight Financing Rate (“SOFR”) plus 185 basis points, which, based on the historical spread between London Interbank Offered Rate (“LIBOR”) and SOFR reference rates, corresponds to a LIBOR-based credit margin of around 160 basis points. The refinancing will improve the already industry low cash break even rate.

On February 16, 2023, the Company announced a cash dividend of $0.20 per share in respect of the fourth quarter of 2022, which is payable on or about March 9, 2023, to shareholders of record on February 28, 2023. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about March 13, 2023.

In February 2023, the Company signed agreements for the acquisition of six scrubber fitted Newcastlemax vessels from an undisclosed third party for a total consideration of $291 million. The vessels have an average age of approximately 2.5 years and will be chartered back to the seller for a period of 36 months at an average fixed net TC rate of $21,000 per day. The transaction will be financed by a $233 million two-year credit facility at attractive terms, and cash on hand. The facility is subject to customary satisfactory documentation.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	22

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by the Company may not be comparable to similar measures used by other companies.

The Company presents Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive adjusted EBITDA, the Company has excluded certain gains/losses such as those related to sale of vessels, sale of investments in associates, bargain purchase gain arising on consolidation, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	23

(in thousands of $)	Three months ended December 31, 2022	Three months ended September 30, 2022	Three months ended December 31, 2021	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021
Net income	68,208	104,565	203,818	461,847	527,218
Interest income	(1,326)	(725)	(154)	(2,345)	(484)
Interest expense	18,963	15,131	10,509	56,248	39,909
Income tax expense	279	35	309	379	389
Depreciation	32,394	32,477	33,354	129,839	123,699
Amortization of time charter party out contracts	—	—	804	—	1,859
Earnings before Interest Taxes Depreciation and Amortization	118,518	151,483	248,640	645,968	692,590
Impairment loss on vessels	—	—	—	—	4,187
Gain from disposal of vessels	(2,812)	(21,856)	(4,928)	(34,185)	(9,788)
Gain on derivatives	(2,699)	(11,391)	(1,211)	(39,968)	(30,465)
Other financial items	(560)	(48)	1,043	(179)	1,718
Adjusted Earnings before Interest Taxes Depreciation and Amortization	112,447	118,188	243,544	571,636	658,242

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	24

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, the Company uses TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. The Company defines TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the merger with Knightsbridge Shipping Limited). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	Three months ended December 31, 2022	Three months ended September 30, 2022	Three months ended December 31, 2021	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021
Total operating revenues	249,558	282,049	381,808	1,113,456	1,203,181
Add: Amortization of time charter party out contracts	—	—	804	—	1,859
Add: Other operating income (expenses)	—	—	(6,358)	(413)	(2,008)
Less: Other revenues*	153	659	160	1,263	1,410
Net time and voyage charter revenues	249,405	281,390	376,094	1,111,780	1,201,622
Less: Voyage expenses & commission	69,189	86,460	68,942	278,550	252,865
Time charter equivalent income	180,216	194,930	307,152	833,230	948,757

*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	25

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of the Company's entire operating fleet.

TCE rate is a measure of the average daily income performance. The Company's method of calculating TCE rate for each vessel type is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in the Company's possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in the Company's possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in the Company's possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

(in thousands of $, except for TCE rate and days)	Three months ended December 31, 2022	Three months ended September 30, 2022	Three months ended December 31, 2021	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021
TCE Income Capesize vessels	112,109	115,716	199,073	508,611	623,279
TCE Income Panamax vessels and Ultramax vessels	68,107	79,214	108,079	324,619	325,478
Total Time charter equivalent income	180,216	194,930	307,152	833,230	948,757

in days
Fleet onhire days Capesize vessels	5,239	5,107	5,065	20,468	19,900
Fleet onhire days Panamax and Ultramax vessels	3,586	3,362	3,647	13,875	14,498
Total Fleet onhire days	8,825	8,469	8,712	34,343	34,398
in $ per day
TCE per day Capesize vessels	21,399	22,658	39,304	24,849	31,321
TCE per day Panamax and Ultramax vessels	18,992	23,562	29,635	23,396	22,450
Time charter equivalent rate	20,421	23,017	35,256	24,262	27,582

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2022	26